Filed by Liberty Media Corporation pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the

Securities Exchange Act of 1934

Subject Company: Liberty Media Corporation

Commission File No. 001-35707

Subject Company: Sirius XM Holdings Inc.

Commission File No. 001-34295

Excerpts of  Transcript from Q&A during Liberty Interactive Corporation’s Presentation at the Citigroup 2014 Global Internet, Media & Telecommunications Conference Regarding the Proposed Acquisition of Sirius XM Holdings Inc. by Liberty Media Corporation

January 7, 2014

Question and Answer

Question — Jason B. Bazinet, Citigroup Inc., Research Division

All right. We’re very fortunate to have Greg Maffei, CEO of Liberty Media, with us this afternoon. Thank you, as always, for coming.

Answer — Gregory B. Maffei, Chairman & Chief Executive Officer, Liberty Media Corporation

Thank you, Jason.

. . .

Question — Jason B. Bazinet

. . . So I have to start with Friday’s announcement that you made regarding the bid for the minority of these shares in Sirius.

Answer — Gregory B. Maffei

Yes.

Question — Jason B. Bazinet

I guess the presumption on the part of the marketplace, and I think you’ve said this on CNBC or whatever is it’s not crazy to assume that a large part of this is to get access to the capital on Sirius’ balance sheet to maybe pursue other opportunities. Is that fair?

Answer — Gregory B. Maffei

Well, I think, first and foremost, it’s to put in place what we think is a more rational capital structure going forward. And that allows Liberty to access the cash flows that Sirius has and whether that’s to devote them into new opportunities, buying things, like Agero, as we did recently at Sirius, or whether it’s to do share repurchases at Liberty, which effectively is 70% going to be Sirius or whether it’s to look at other opportunities we find attractive. It’s more rational. But I think it’s broader than just saying, as some have speculated, means we’re going to go do a bid for another cable company. I think it says in the future there’s a lot more flexibility to do all sorts of things and to have more efficient capital raising. One of the related points is today, if we were to, as we recently agreed, seek to have — sell some of our shares in SIRI or have a dividend be paid by SIRI, all of those have tax leakage. Putting this together [in] one entity — removes all that leakage.

Question — Jason B. Bazinet

It does, but isn’t there a trade-off? I mean, it seems like the history of Liberty has been [spinning] things off to create visibility for the buy side so they can recognize the value inherent in assets. And this seems like the first step backwards after many steps of what I would call moving forward.

Answer — Gregory B. Maffei

Well, I would not use the analogy of backwards and forwards. I would use the analogy of look, 8 years ago when I joined, Liberty Media was a complete mishmash. We traded at a huge discount to net asset value. It was high as 35% or 40% at various times. We didn’t have controlling stakes in pretty much anything other than upside as in QVC, which is now over the other side of the house. And we had enormous amount of tax problems with trying to unwind some of those stakes. So over the last 8 years, we have cleaned up most of that stuff or virtually all of it. We’ve bought back 52% of the company at something like $40 a share. We’ve done 2 major transactions, which were value creating that were subsequently spun recognizing that discount, the DIRECTV deal and the Sirius XM deal, in the case, DIRECTV being [spun]. That game is over. Game worked great, 35% IRR for 8 years, really hard to replicate going forward. But we need a new game. The game we did then is not going to serve our shareholders well because we don’t trade at a 40% discount or a 35% discount. And we need to pursue new ways to create value, and we think they’re out there. But they aren’t going to be following the same path.

Question — Jason B. Bazinet

Okay. Well, let me start with this — it’s not a hypothetical, just give me the luxury of this. If we assume that one reason of pursuing the balance in Sirius is to get access to their balance sheet for whatever reason, if this deal doesn’t go through, what other opportunities do you have?

Answer — Gregory B. Maffei

Well, I think we have talked about being willing to look at other opportunities, including investing in Charter if they pursue a deal, and we have lots of ways to fund that. We’ve funded a portion of that Charter purchase through a margin loan. We subsequently cleaned that up by agreeing to sell — pro forma cleaned it up by agreeing to sell some of our stock back, by issuing $1 billion convert, by doing a — at the same time, we did the transaction with Comcast where we repurchased stock. So we cleaned up our balance sheet and locked it up, and there’s still the same ways to go forward, whether it be more equity issuance in a directed way, whether it be more converts, whether it be more straight debt, whether it be loans from some of our sister companies on a short-term basis, whether it be borrowings against some of our holdings like Sirius, like Live Nation. I think there are a lot of ways to fund our needs going forward.

. . .

Question — Jason B. Bazinet

. . . What I really struggle with is on a pro forma basis, assuming the Sirius transaction goes through, as I look at it in step 1, Sirius as a percent of LMCA’s NAV goes up to 80-something percent. But then if you do end up pursuing something with Time Warner Cable and Charter to hold your 25% stake, it drops back down to 60-some-odd percent. And so I struggle with how...

Answer — Gregory B. Maffei

I don’t . . .

Question — Jason B. Bazinet

How does that math . . .

Answer — Gregory B. Maffei

That math doesn’t sound right to me.

Question — Jason B. Bazinet

Okay. Well, let me . . .

Answer — Gregory Maffei

It depends what — it depends how much you assume we’re funding of a some hypothetical cable bid, but it has to be a very large number, right? Because you’re looking at roughly a $25 billion asset. Our current SIRI stake — excuse me, our current Charter stake is a $4 billion asset or just under, something like that. Stock traded up today, maybe it’s $4 billion now, but it’s 4-ish. It is de minimis as a percent, and you have to assume an awful lot of funding to make it go against the 25. I’d also point out that there are some who’ll suggest that, oh, we love the SIRI pure play. The sophisticated investors in this room know that they if they so chose, there are ways to effectively neutralize those other public stakes and have the benefit of a SIRI pure play or nearly pure play. We have a couple of small private assets and get paid a premium because we’re going to — whatever we do here likely is the premium to induce to holders to vote for it and get the benefit of both worlds.

Question — Jason B. Bazinet

Okay, so do you think investors will still use a sort of NAV — will use NAV to value Liberty Media, or do you think they’ll do it the way they do it with SIRI where it’s just more of a levered equity return?

Answer — Gregory Maffei

I expect it will probably move towards the latter. And that’s probably right because the NAV story was really a story about the discount. And that discount, as we said, is largely stated.

. . .

Question — Jason B. Bazinet

Okay. So one thing that I think is the hallmark of Liberty broadly is you, as a company, have been very good at exploiting opportunities where the buy side gets terrified about some way an industry’s going to evolve and you take the other side of that and an express it by getting bigger in a particular asset, right? Sometimes, you sell an asset outright because you see some threat on the horizon the buy side doesn’t see. And you’ve rattled off examples in the past where you’ve done this. My question for you today is we’re at a very interesting moment with Sirius because when I talked to the buy side, they are terrified of the connected car threat. They see very significant threats in terms of all sorts of players coming into the car. And right at that moment where we’re here at CES and everyone’s making announcements about how the connected car market is going to evolve, you effectively double down. So there must have been some discussions inside Liberty about how this business is going to evolve. But whatever conclusion you came to is a pretty firm conclusion that the buy side is wrong.

Answer — Gregory Maffei

Well, I’ll say a couple of things. First, I think the connected car is going to be a change, and I think Jim Meyer and his team have thought an awful lot about it, have a lot of great strategies, including the acquisition of Agero, our work in telematics, SXM 2.0, other things down the road that are going to be very effective. I believe that there’s a great opportunity at Sirius. I would note the, somewhat of a disconnect between the buy side. And I don’t think it’s generically fair to say the buy side. But the disconnect in the one hand to say, “Oh, my gosh, you guys are stealing the company.” And you all know how Ralph Nader is defending you in that position that we’re stealing the company. At the same time, you’re all worried about the death of the company because of the connected car. These seemed like disconnects, but maybe that’s just my feeble . . .

Question — Jason B. Bazinet

No other guys. Half the guys are short, the guys that don’t have their. . .  [are] long. . . I mean. So, all right. So you’re not nervous you think . . .

Answer — Gregory Maffei

Hey, every day we’re nervous. There’s something — I sat with John Malone yesterday. We talked — we were sort of ruminating for an hour. He was talking about durable assets, finding durable assets. Something he said, I’m going to own that for 10 or 15 years and have a high level of confidence that it will be valuable, more valuable asset in 10 or 15 years. That may work if you’re Coca-Cola. But finding things in the digital space, that you have that level of confidence in, that’s a hard thing to do. And if you’re having that level of confidence, the price of entry to get there today is awfully high. So one of the reasons we’ve tried to be agile across the last few years is because there are various times when either it seemed to us that the durable assets were being either overpriced, and we should sell them or spin them, or would be better off trading in somebody else’s hands. And there are other times when they seem to be underpriced. And fortunately, the best example for us was the Sirius XM transaction in February and March of ‘09. You don’t find all those disconnects. You don’t find all those discontinuities when you see one side so high or so low, but you have to keep moving forward with your best bet. And you have to know that it’s unlikely that everything that sits in the company today is going to be sitting there in 5 or 10 years just because there will be change.

. . .

*****

Forward Looking Statements

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed acquisition of the shares of Sirius not currently owned Liberty and its subsidiaries, anticipated benefits of the proposed transaction, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the ability of Liberty to negotiate mutually satisfactory definitive transaction documents with Sirius, the ability of Liberty and Sirius to complete any such proposed transaction, the ability of Liberty to complete the distribution of its Series C common shares, the ability of the combined company to realize the expected benefits of the proposed transaction, general market conditions, changes in law and government regulations and other matters affecting the business of Liberty. These forward-looking statements speak only as of the date of the foregoing transcript, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions, or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty, including the most recent Form 10-K and Forms 10-Q, for additional information about Liberty and about the risks and uncertainties related to Liberty’s business which may affect the statements made in the foregoing transcript.

Additional Information

Nothing in the foregoing transcript shall constitute a solicitation to buy or an offer to sell Liberty’s Series C common shares or Liberty’s existing common stock. The offer and sale of Series C common shares in the proposed transaction will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because they will contain important information about the issuance of shares in the proposed transaction. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filing together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard,

Englewood, Colorado 80112, Attention: Investor Relations, (720) 875-5420.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the Series C common shares in the proposed transaction. Information regarding the directors and executive officers of Liberty and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.